  As filed with the Securities and Exchange Commission on November  14, 1996
                                                   Registration No._____________
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                   ----------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------
              Cambridge Technology Partners (Massachusetts), Inc.
            (Exact name of registrant as specified in its charter)
          Delaware                                            06-1320610
(State or other jurisdiction of                              IRS Employer
incorporation or organization)                           Identification No.)

             304 Vassar Street, Cambridge, MA 02139 (617) 374-9800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              Arthur M. Toscanini
                            Chief Financial Officer
                               304 Vassar Street
                              Cambridge, MA 02139
                                (617) 374-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ----------
                                   Copy to:
                            Steven C. Browne, Esq.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 High Street
                               High Street Tower
                          Boston, Massachusetts 02110
                                (617) 248-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                   ----------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                     Proposed           Proposed
           Title of                                  Maximum             Maximum
            Shares                 Amount to      Offering Price        Aggregate             Amount of
       to be Registered          be Registered   Per Share/(1)/    Offering Price/(1)/  Registration Fee/(2)/
-------------------------------------------------------------------------------------------------------------
Common Stock, $ .01 par value    135,857 shares        $30.19        $4,101,522.83            $1,243.00
-------------------------------------------------------------------------------------------------------------

/(1)/ Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

/(2)/ Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of Common Stock on the Nasdaq National Market on November 7, 1996

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ Information contained herein is subject to completion or amendment. A        +
+ registration statement relating to these securities has been filed with the + + Securities and Exchange Commission. These securities may not be sold nor +
+ offers to buy be accepted prior to the time the registration statement       +
+ becomes effective. This prospectus shall not constitute an offer to sell or + + the solicitation of any offer to buy nor shall there be any sale of these + + securities in any State in which such offer, solicitation or sale would be + + unlawful prior to registration or qualification under the securities laws +
+ of any such State.                                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1996


                                  PROSPECTUS

                                135,857 SHARES

                         CAMBRIDGE TECHNOLOGY PARTNERS



                                 COMMON STOCK

                            -----------------------

This Prospectus relates to the sale of up to 135,857 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") by certain stockholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "CATP." On November 7, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $30.00 per share.

                                ---------------

See "Risk Factors" on page 5 for information that should be considered by prospective investors.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE.

               The date of this Prospectus is ________ __ , 1996.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such documents, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, the Commission maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Arthur M. Toscanini, Chief Financial Officer, Cambridge Technology Partners, 304 Vassar Street, Cambridge, Massachusetts 02139.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-21040):

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          5. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act on December 24, 1992, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

          Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") provides information technology and management consulting, and software development and evaluation services to organizations with large scale information processing and distribution needs that are utilizing or migrating to open systems computing environments. The Company provides its software design and development services on a fixed-price, fixed-timetable basis with client involvement at all stages of the process. In performing its services, the Company employs a rapid development methodology utilizing client/server architectures. Open systems computing environments offer end-users a computing environment that is more flexible and more easily accessible than centralized, mainframe-based computer systems. As client/server has become the preferred computing environment, the Company believes that businesses will continue to migrate to open systems and continue to utilize information technology service organizations to address the challenges presented by this move.

          The Company's information technology and management consulting services are offered at the enterprise-wide, specific business process and application software levels of an organization, and include Business Renewal/TM/, a proprietary methodology developed by Axiom Management Consulting, Inc., a wholly-owned subsidiary of the Company, for evaluating strategic business change. Upon the completion of consulting services, the Company typically designs and develops one or more strategic software applications, which may include custom and third-party package software, and then rolls-out such applications to the organization's end-users. These software applications are selected and designed to achieve a competitive advantage, enhance the efficiency and functionality of specific business processes, and support financial goals. The Company may also assist its clients in providing end-user training for managing the organizational changes that accompany the roll-out of new applications and the assimilation of such applications into production environments. Cambridge Technology Partners provides network analysis, design and deployment services to assist its clients in successfully implementing the applications in an open systems environment. The Company also provides package software evaluation and implementation as independent service offerings. To date, revenues have been generated principally from the Company's custom software design and development activities.

          The Company's principal offices are located at 304 Vassar Street, Cambridge, Massachusetts and the Company's telephone number is (617) 374-9800.

                              RECENT DEVELOPMENTS

          On October 15, 1996, the Company acquired all of the outstanding shares of capital stock of NatSoft S.A. ("NatSoft"), a Swiss corporation (the "NatSoft Acquisition"). The NatSoft Acquisition was accomplished through an exchange of up to 272,000 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. The NatSoft Acquisition has been accounted for under the pooling-of-interests method. The purchase price and terms for the transaction were determined in arms-length negotiations.

          Formed in 1986, NatSoft had 1995 revenues of $12.3 million for the 12 months ended December 31, 1996 and has approximately 105 employees at its office in Geneva, Switzerland. NatSoft is an information technology consulting and software implementation firm. NatSoft will be operated as a wholly-owned subsidiary of the Company.

     On October 31, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"), a California corporation (the "Ramos Acquisition"). The acquisition will be accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange for approximately 1,175,200 shares of the Company's common stock for all the outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, is an information technology consulting and software implementation firm which specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide. This acquisition will be accounted for using the pooling of interests method of accounting and is expected to be completed the week of November 18, 1996.


                                 RISK FACTORS

     This Prospectus includes forward-looking statements which involve risks and uncertainties, particularly as to capital expenditures, future liquidity needs, working capital needs, and projected personnel costs, general and administrative expenses, sales and marketing expenses, and other costs as a percentage of net revenues. The Company's actual future results may differ significantly from those stated in any forward-looking statements. While it is impossible to identify each factor and event that could affect the Company's results, in addition to the other information in this Prospectus, and the information incorporated in this Prospectus by reference, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

     Difficulty of Integrating The Companies.  The NatSoft Acquisition was
     ---------------------------------------
     completed on October 15, 1996. The Ramos Acquisition is expected to be completed the week of November 18, 1996. The successful integration of the Company, NatSoft and Ramos is important to the future financial performance of the combined enterprise. The anticipated benefits of the NatSoft Acquisition and Ramos Acquisition may not be achieved unless, among other things, the operations of NatSoft and Ramos are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate NatSoft or Ramos into the Company's operations.

     Management of Growth.  The Company is currently experiencing a period of
     --------------------
     growth which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial, and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business.

     Attraction and Retention of Employees.  The Company's business involves the
     -------------------------------------
     delivery of professional services and is labor-intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly project managers and client managers and other senior personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing project managers, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of some or all of the Company's project managers, client managers and other senior personnel could have a material adverse impact on the Company, including its ability to secure and complete engagements.

     Variability of Quarterly Operating Results.  Variations in the Company's
     ------------------------------------------
     revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter and employee hiring and utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. Because substantially all of the Company's engagements are performanced on a fixed-price basis, the Company also bears the risk of cost overruns and inflation. In addition, in order to meet client demand, the Company expects to continue to increase its professional staff and to open additional sales and operations offices in 1997 in both North America and Europe. Although the Company's plans to open offices and hire personnel are driven in response to increased demand for the Company's information technology consulting and software development services, a portion of these expenses will be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated.

     Competition.  The information technology consulting and software
     -----------
     development market comprises a large number of participants, is subject to rapid changes, and is highly competitive. The market includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment companies such as Hewlett-Packard Company, Unisys Corporation, IBM, and Digital Equipment Corporation, facilities management and MIS outsourcing companies, "Big Six" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, SHL Systemhouse, Inc., Innovative Information Systems Inc., Cap Gemini America, Business System Group, the consulting division of Computer Sciences Corporation, and Electronic Data Systems Corporation. The Company also faces competition from information services organizations within potential clients. Many participants in the information technology consulting and software development market have significantly greater financial, technical and marketing resources and, given the Company's brief history, greater name recognition than the Company, and generate greater systems consulting and integration revenues than does the Company. In addition, the custom software development and systems integration market is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services, and the extent of its competitors' responsiveness to customer needs.

     International Operations.  The Company derived approximately $28.6 million
     ------------------------
     and $32.7 million, or 22% and 23% of its total revenues, from customers outside of the United States in 1995 and in the nine months ended September 30, 1996, respectively. The Company's international business is subject to a number of risks, including difficulties in building and managing foreign operations, difficulties in translating its methodologies into foreign languages, fluctuations in the value of foreign currencies, and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company and its financial results.

     Intellectual Property Rights.  The Company's success is dependent upon its
     ----------------------------
     software development methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops object-oriented software components that can be reused in software application development, certain foundation and application software projects, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


                                USE OF PROCEEDS

     The proceeds from the sale of each Selling Stockholder's Shares will belong to the Selling Stockholder. The Company will not receive any of the proceeds from such sales of the Shares.

                          PRICE RANGE OF COMMON STOCK


        From April 12, 1993, until May 24, 1993, CTP's common stock traded on the Nasdaq SmallCap Market. On May 24, 1993, CTP's Common Stock began trading on the Nasdaq National Market. The following table sets forth, on a per share basis for the periods shown, the range of high and low sale prices of CTP's Common Stock as reported by Nasdaq. All share prices prior to June 19, 1996 have been adjusted to reflect a three-for-one stock split completed on June 19, 1996.

1993                                                              High      Low
--------------------------------------------------------------------------------
Second Quarter (from April 12, 1993)                            $ 3.92   $  2.33
Third Quarter                                                     5.33      3.08
Fourth Quarter                                                    5.91      4.92
================================================================================
1994
--------------------------------------------------------------------------------
First Quarter                                                   $ 6.08   $  4.92
Second Quarter                                                    5.91      4.67
Third Quarter                                                     5.91      4.83
Fourth Quarter                                                    7.92      4.67
================================================================================
1995
--------------------------------------------------------------------------------
First Quarter                                                   $10.00   $  7.08
Second Quarter                                                   12.00      9.08
Third Quarter                                                    17.58     10.33
Fourth Quarter                                                   20.33     13.83
================================================================================
1996
--------------------------------------------------------------------------------
First Quarter                                                   $19.25   $14.625
Second Quarter                                                   30.75     17.75
Third Quarter                                                    37.25     22.25
================================================================================


                                DIVIDEND POLICY

The Company has never paid any cash dividends on its Common Stock. The Company's current borrowing arrangements prohibit the payment of dividends without the lender's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The number of Shares which each Selling Stockholder may offer is as follows:

                           Shares       Shares       Shares      Percentage
                        Beneficially   Offered    Beneficially       of
                           Owned       Pursuant       Owned      Ownership
                           before      to this        after      after the
Selling Stockholders      Offering    Prospectus  Offering/(1)/   Offering
---------------------------------------------------------------------------
Jane Royston              130,178       58,578       71,600          *
Rolf Spring                84,911       38,208       46,703          *
Christophe Martin          45,295       33,972       11,323          *
Anita O'Neil               11,330        5,099        6,231          *
TOTAL                     271,714      135,857      135,857          *

----------------------
*     Less than 1%

/(1)/ Assumes that all of the Shares owned by each Selling Stockholder and registered under this registration statement are sold during the distribution period described below.

All of the Selling Stockholders acquired his or her Shares in connection with the NatSoft Acquisition described under "Recent Developments." None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described under "Recent Developments".

Each Selling Stockholder represented to the Company that it was acquiring its Shares without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that investors may want to be able to sell their Shares when they consider it appropriate, in connection with the NatSoft Acquisition, the Company agreed to file the Registration Statement with the Commission to permit the public sale of the Shares and to use all reasonable efforts to keep the Registration Statement effective until the earlier of October 15, 1998 or the sale of all of the Shares pursuant to Rule 144 under the Securities Act or the Registration Statement. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective until all of the Shares have been sold pursuant to the Registration Statement or until registration of the Shares is no longer required by reason of Rule 144(k) under the Securities Act or other rules of similar effect.

                             PLAN OF DISTRIBUTION

The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts, subject to any contractual agreements by the Selling Stockholders with respect to sales and the requirements for the "pooling-of-interests" accounting method. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

The supplemental consolidated financial statements of the Company included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Coopers & Lybrand

L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of NatSoft S.A. included in this Prospectus have been included herein in reliance on the report of STG-Coopers & Lybrand S.A., independent accountants, given on the authority of that firm as experts in accounting and auditing.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
----

(a) NatSoft Consolidated Financial Statements
      Report of Independent Accountants                                     F-2
      Consolidated Balance Sheets as of December 31, 1995, 1994 and 1993    F-3
      Consolidated Statements of Operations for the Years Ended             F-4
         December 31, 1995, 1994, and 1993
      Consolidated Statements of Cash Flows for the Years Ended             F-5
         December 31, 1995, 1994, and 1993
      Consolidated Statements of Stockholders' Equity for the Years         F-6
       Ended December 31, 1995, 1994, and 1993
      Notes to Consolidated Financial Statements                            F-7

(b) Supplemental Consolidated Financial Statements
      Report of Independent Accountants                                     F-13
      Supplemental Consolidated Balance Sheets as of December 31,           F-14
         1995 and 1994
      Supplemental Consolidated Statements of Operations for the            F-15
         Years Ended December 31, 1995, 1994, and 1993
      Supplemental Consolidated Statements of Stockholders' Equity          F-16
         for the Years Ended December 31, 1995, 1994, and 1993
      Supplemental Consolidated Statements of Cash Flows for the            F-17
         Years Ended December 31, 1995, 1994, and 1993
      Notes to Supplemental Consolidated Financial Statements               F-18

(c) Supplemental Unaudited Interim Consolidated Financial Statements Supplemental Consolidated Balance Sheets as of September 30, 1996 S-1
         and December 31, 1995
      Supplemental Consolidated Statements of Operations for the            S-2
         Three and Nine Months Ended September 30, 1996 and 1995
      Supplemental Consolidated Statements of Cash Flows for the Nine       S-3
         Months Ended September 30, 1996 and 1995
      Notes to Supplemental Interim Unaudited Consolidated Financial        S-4
         Statements

To the Board of Directors
NatSoft S.A.

We have audited the accompanying consolidated balance sheets of NATSOFT S.A. and subsidiary as of December 31, 1995, 1994 and 1993, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of NatSoft S.A. and subsidiary as of December 31, 1995, 1994 and 1993, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Geneva, Switzerland
October 14, 1996



                                        STG-Coopers & Lybrand SA



                                        F.H. Heerde      T. Loth
                                        Partner          Manager


NATSOFT S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,                          1995       1994       1993
                                             USD        USD        USD
ASSETS

Cash and cash equivalents                 1,112,961    640,906    247,769
Accounts receivable, less
   allowance of USD 132,170,
   USD 103,217 and USD 60,753
   at December 31, 1995, 1994
   and 1993, respectively                 1,420,203    848,036    496,910
Unbilled revenue on contracts               930,152  1,322,137    795,270
Other current assets                         65,300     12,801     16,546

TOTAL CURRENT ASSETS                      3,528,616  2,823,880  1,556,495

Property and equipment, net                 526,957    479,653    220,543
Other Assets                                133,508     48,770     33,784

TOTAL ASSETS                              4,189,081  3,352,303  1,810,822

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                            124,324    384,819    151,926
Due to shareholders                          28,503    267,838     10,131
Accrued liabilities                       2,075,327  1,185,198    683,503
Deferred income taxes                       191,992    159,096    135,678

TOTAL CURRENT LIABILITIES                 2,420,146  1,996,951    981,238

Deferred income taxes                       136,491    103,817     32,051

TOTAL LIABILITIES                         2,556,637  2,100,768  1,013,289

Commitments and contingencies
   (Notes 5 and 8)

Shares capital (217 shares
   authorized and issued                     84,635     84,635     84,635
Retained Earnings                         1,297,027  1,091,918    756,005
Foreign currency translation adjustment     250,782     74,982    -43,107

TOTAL SHAREHOLDERS' EQUITY                1,632,444  1,251,535    797,533

TOTAL LIABILITIES AND SHAREHOLDERS'       4,189,081  3,352,303  1,810,822
 EQUITY

   The accompanying notes are an integral part of the consolidated financial statements.


NATSOFT S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YERAS ENDED DECEMBER 31,             1995       1994       1993
                                             USD         USD        USD
Net revenues                              12,253,908  7,825,162  5,341,795
Costs and expenses

   Project personnel                       7,749,526  4,536,137  3,610,006
   General administration                  2,476,179  1,344,404    821,005
   Sales and marketing                       844,271    971,067    557,745
   Other costs                               851,452    497,115    223,581

TOTAL OPERATING EXPENSES                  11,921,428  7,348,723  5,212,337

OPERATING INCOME                             332,480    476,439    129,458

Other income (expense)

   Interest income                             5,870         --      3,749
   Financial expense                         -19,699     -2,767     -2,614
   Foreign exchange gain (loss)              -18,220     -6,406      6,816

INCOME BEFORE INCOME TAXES                   300,431    467,266    137,409

Provision for income taxes                   -95,322   -131,353    -11,953

NET INCOME                                   205,109    335,913    125,456

Net income per share
   Nominal share value USD 348
     - 210 shares                             854.62   1,399.64     522.73
   Nominal share value USD 772
     - 5 shares                             1,709.24   2,799.27   1,045.47
   Nominal share value USD
     3,861 - 2 shares                       8,546.22  13,996.36   5,227.33

   The accompanying notes are an integral part of the consolidated financial statements.



NATSOFT S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER                1995      1994      1993
                                             USD       USD       USD

Net income                                  205,109   335,913   125,456

Adjustments to reconcile net income to
 net cash provided by operating
 activities:

   Depreciation                             256,386    99,503    53,065
   Provision for deferred
     income taxes                            28,894    70,315   -15,393
   (Increase) decrease in
     accounts receivable and
   Unbilled revenue                         113,459  -680,290  -354,440
   (Increase) decrease in
     other current assets                   -49,471     5,644    -9,149
   (Increase) decrease in
     other assets                           -76,105   -10,154   -20,145
   Increase (decrease) in
     accounts payable                      -305,192   204,169    11,508
   Increase (decrease) in
     accrued liabilities                    709,807   395,543   444,990
   Increase (decrease) due to
     shareholders                          -268,982   245,557        --

NET CASH PROVIDED BY OPERATING              613,905   666,200   235,892
 ACTIVITIES

Addition to property and equipment         -282,719  -320,252  -221,824
Disposals of property and equipment          44,118        --     8,850

NET CASH USED BY INVESTING ACTIVITIES      -238,601  -320,252  -212,974

Effect of exchange rate changes on cash      96,751    47,190    -3,555

NET INCREASE IN CASH AND CASH               472,055   393,137    19,363
 EQUIVALENTS

Cash and cash equivalents, beginning of
 period                                     640,906   247,769   228,406


CASH AND CASH EQUIVALENTS, END OF PERIOD  1,112,961   640,906   247,769


          Cash interest paid                  3,597     2,723     2,614
          Cash income taxes paid             24,897    78,837    23,769

   The accompanying notes are an integral part of the consolidated financial statements.

NATSOFT S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31, 1995, 1994 and 1993

                                    NUMBER                                            CURRENCY            TOTAL
                                      OF         SHARE              RETAINED         TRANSLATION       SHAREHOLDERS'
                                    SHARES      CAPITAL             EARNINGS         ADJUSTMENT           EQUITY
Balances, January 1, 1993              217         84,635            630,549           -33,257               681,927
   Net income                                                        125,456                                 125,456
   Currency translation
      adjustment                                                                        -9,850                -9,850

BALANCES, DECEMBER 31, 1993            217         84,635            756,005           -43,107               797,533
   Net income                                                        335,913                                 335,913
   Currency translation
      adjustment                                                                       118,089               118,089

BALANCES, DECEMBER 31, 1994            217         84,635          1,091,918            74,982             1,251,535
   Net income                                                        205,109                                 205,109
 Currency translation
      adjustment                                                                       175,800               175,800

BALANCES, DECEMBER 31, 1995            217         84,635          1,297,027           250,782             1,632,444



The accompanying notes are an integral part of the consolidated financial statements.

NATSOFT S.A. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS AND BASIS OF PRESENTATION

     The Company is engaged in one business segment - information systems consulting services.

     The consolidated financial statements include NatSoft S.A., based in Vernier, Switzerland, and its subsidiary, NatSoft S.a.r.l., based in Ferney Voltaire, France. All intercompany transactions and balances have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less at the date of purchase.

     PROPERTY AND EQUIPMENT

     Property and equipment, which consists principally of computer equipment, furniture and fixtures and vehicles, are stated at cost. Repairs and maintenance costs are charged to operations when incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Upon sale or disposal of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in income.

     REVENUE RECOGNITION

     The Company derives substantially all of its revenues from providing services for which it charges fees, generally based on time incurred at hourly rates agreed upon with its clients, plus out-of-pocket expenses. Revenues are recognized at the agreed-upon rates based on time incurred through the balance sheet date, plus out-of-pocket expenses. Recognized revenues not yet billed to clients are reported as unbilled revenue on contracts.

NATSOFT S.A. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable. For the years ended December 31, 1995, 1994 and 1993, two customers accounted for approximately 56%, 57% and 45% of total revenues, respectively. As of December 31, 1995, the Company has not experienced any material losses resulting from these concentrations of credit risk.

     CURRENCY TRANSLATION

     The Company maintains its books and records in Swiss francs (CHF). Assets and liabilities are translated into United States dollars (USD) at year-end exchange rates. Revenues and expenses are translated into USD using average exchange rates during the year. Adjustments arising from the translation of CHF accounts into USD are recorded in a separate component of shareholders' equity. The functional currency of NatSoft S.A. is the CHF. The functional currency of NatSoft S.a.r.l. is the French franc. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency are reported in income.

     INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred taxes are recognized for temporary differences between the values of assets and liabilities reported in the financial statements and those reported for income tax purposes. Such temporary differences relate principally to revenue recognition, depreciation, and estimates of contingent liabilities.

2.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (USD in thousands):


                               ESTIMATED
                              USEFUL LIVES       1995   1994  1993

Computer equipment                4 years         502   333    76
Vehicles                          5 years         302   325   223
Furniture and Fixtures            5 years         216    93    76

TOTAL COST                                      1,020   751   375

Less, accumulated depreciation                    493   271   154

                                                  527   480   221


NATSOFT S.A. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (USD in thousands):

                                   1995   1994   1993

Accrued payroll expenses            649    596   251
Accrued incentive compensation      460    333   306
Value added tax payable             176     --    --
Provision for claims                569    149    --
Other accrued expenses              221    107   127

                                  2,075  1,185   684

4.   AMOUNTS DUE TO SHAREHOLDERS

     Amounts due to shareholders represent deferred payments of salaries and travel expenses incurred in the ordinary course of business by certain of the Company's executives who are also shareholders.

5.   LEASE COMMITMENTS

     The Company leases office facilities under an operating lease that expires August 31, 2005. At December 31, 1995, the minimum future rental commitments under this lease were as follows (USD in thousands):

          1996                     283
          1997                     283
          1998                     283
          1999                     283
          2000 and thereafter    1,605

                                 2,737

     For the years ended December 31, 1995, 1994 and 1993, rent expense under all leases was USD 390,948, USD 219,088 and USD 126,691, respectively.

6.   RETIREMENT PLANS

     The Company sponsors a defined contribution retirement plan (the "Plan") for employees. The Plan provides for retirement benefits for male employees at age 65, for female employees at age 62, and for other benefits in case of earlier death or incapacity.

     Under the Plan, employees contribute between 5 to 11% of insured salary depending on age and other individual factors. All employee contributions are matched by the

NATSOFT S.A. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Company. The Company's matching expense under the Plan was USD 180,591, USD 98,805 and USD 78,502 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company also sponsors a defined contributions retirement plan for three Company executives who are also shareholders. The Company's contributions to this plan were USD 149,999, USD 295,892 and USD 230,271 for the years ended December 31, 1995, 1994 and 1993, respectively.

7.   INCOME TAXES

     The income tax provision consisted of the following (USD in thousands):

                                          1995  1994  1993

Current income tax expense
     Federal                                 8    14    27
     Cantonal and communal                  59    47    --
                                            67    61    27

Deferred income tax expense
     Federal                                 7    18    -4
     Cantonal and communal                  21    52   -11
                                            28    70   -15

TOTAL INCOME TAX PROVISION                  95   131    12


     Deferred tax liabilities and (assets) at December 31 were as follows (USD in thousands):

                                          1995  1994  1993
Revenue recognized at cost for tax         125   121   184
 purposes
Accelerated depreciation for tax           137   104    32
 purposes
Contingencies recognized in different        4   -52    --
 periods for tax purposes
Other                                       62    90   -48

TOTAL NET DEFERRED TAX LIABILITY           328   263   168

     There are no significant differences between the combined Swiss federal, cantonal and communal statutory tax rates and the Company's effective tax rate.

NATSOFT S.A. SUBSIDIARY

NOTES TO CONSOLIDATED FINACIAL STATEMENTS

8.   CONTINGENCIES

     In October 1995, a former officer of the Company filed a claim against the Company charging the Company with wrongful dismissal. In February 1996, a customer filed claims against the Company charging the Company with failure to complete work in accordance with the contract and seeking recovery of certain fees paid to the Company in 1994 and 1995. Management has provided for the estimated costs of resolving these claims in the financial statements as of December 31, 1995. Management believes that the ultimate outcome of these claims will not be significantly different from the amounts provided.

9.   SHARE CAPITAL

     At December 31, 1995, 1994 and 1993 the Company had 217 shares outstanding, consisting of three classes of nominal value per share, with each share having one vote. The number of shares outstanding in each class and their nominal values are as follows:

 SHARES OUTSTANDING   NOMINAL VALUE PER SHARE  SHARE CAPITAL

        210                               348         73,052
         5                                772          3,861
         2                              3,861          7,722

        217                                           84,635

10.  RETAINED EARNINGS

     Under Swiss company law, the Company must allocate 5% of its statutory net earnings to a general reserve included within retained earnings, until such reserve equals 20% of share capital. In addition, the Company must allocate an amount equal to 10% of dividends in excess of 5% of share capital to the general reserve. The Company is restricted from paying dividends from the general reserve that would reduce it to less than 50% of share capital.

     The general reserve within retained earnings totaled USD 17,255, USD 17,255 and USD 15,223 as of December 31, 1995, 1994 and 1993, respectively.

NATSOFT S.A. SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  SUBSEQUENT EVENT

     On September 3, 1996 the Company signed a non-binding letter of understanding with Cambridge Technology Partners (Massachusetts), Inc.
     (CTP) under which CTP would acquire all of the Company's capital shares for newly issued common shares of CTP, in a transaction to be accounted for as a pooling of interests. Closing of the transaction, which is subject to a number of terms and conditions, is scheduled to take place on October 15, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Technology Partners (Massachusetts), Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1995 and 1994, and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Cambridge Technology Partners (Massachusetts), Inc. and NatSoft S.A. completed on October 15, 1996, which has been accounted for as a pooling of interests as described in Note A to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Technology Partners (Massachusetts), Inc., as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

As discussed in Note M of Notes to the supplemental consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                    Coopers & Lybrand L.L.P.

Boston, Massachusetts
November 11, 1996

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                  1995      1994
                                                                 -------  ---------
ASSETS
Current assets:
 Cash and cash equivalents                                       $ 7,451   $ 4,006
 Investments held to maturity                                      8,544    10,311
 Accounts receivable, less allowance of $732 and $552
   at December 31, 1995 and 1994, respectively                    37,378    20,414
 Unbilled revenue on contracts                                     2,045     2,620
 Prepaid expenses and other current assets                         2,326     2,204
                                                                 -------   -------
   Total current assets                                           57,744    39,555

Property and equipment, net                                       11,805     5,823
Other assets                                                       1,663     1,531
Deferred income taxes                                                  -       112
Goodwill, net                                                      3,311     4,109
                                                                 -------   -------
   Total assets                                                  $74,523   $51,130
                                                                 =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                $ 6,626   $ 3,678
 Accrued expenses                                                 10,794     8,312
 Deferred revenue                                                  2,993     2,295
 Deferred income taxes                                               443       439
 Borrowings under revolving credit facility                            -     1,501
 Income taxes payable                                              2,163       858
 Obligations under capital leases, current                           163       123
 Other current liabilities                                            29       461
                                                                 -------   -------
   Total current liabilities                                      23,211    17,667

Obligations under capital leases                                     204        72
Other liabilities                                                      -     1,023
Deferred income taxes                                                 76         -

Commitments and contingencies                                          -         -

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000 shares;
   issued and outstanding 44,420,332 and 43,305,229
   at December 31, 1995 and 1994, respectively                       444       433
 Additional paid-in capital                                       23,726    15,769
 Unamortized portion of deferred compensation                          -        (9)
 Note receivable from officer                                          -        (8)
 Retained earnings                                                26,343    16,133
 Foreign currency translation adjustment                             519        50
                                                                 -------   -------
   Total stockholders' equity                                     51,032    32,368
                                                                 -------   -------
   Total liabilities and stockholders' equity                    $74,523   $51,130
                                                                 =======   =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                               YEARS ENDED DECEMBER 31,
                                                                                1995      1994    1993
                                                                              -------  --------  -------
Net revenues                                                                 $144,670  $91,302    $55,303
Costs and expenses:
 Project personnel                                                             66,754   42,283     26,311
 General and administration                                                    18,213   11,612      7,293
 Sales and marketing                                                           14,833   10,535      7,001
 Other costs                                                                   23,856   14,657      8,492
 Business combination costs                                                     1,333        -          -
                                                                              -------  -------    -------
   Total operating expenses                                                   124,989   79,087     49,097
                                                                              -------  -------    -------
Income from operations                                                         19,681   12,215      6,206
Other income (expense):
 Interest income                                                                  712      368        101
 Interest expense                                                                (318)    (148)      (123)
 Gain on sale of AdValue                                                          909        -          -
 Foreign exchange gain                                                            106       42          7
                                                                              -------  -------    -------
Income before income taxes                                                     21,090   12,477      6,191
Provision for income taxes                                                      8,202    4,584      2,229
                                                                              -------  -------    -------
Income before cumulative effect of change in
 accounting principle                                                          12,888    7,893      3,962
Cumulative effect of change in accounting for
 income taxes                                                                       -        -      1,204
                                                                              -------  -------    -------
Net income                                                                   $ 12,888  $ 7,893    $ 5,166
                                                                              =======  =======    =======

Net income per share:
 Income before cumulative effect of change in
   accounting principle                                                      $    .25  $   .17    $   .09
 Cumulative effect of change in accounting for
   income taxes                                                                     -        -        .03
                                                                              -------  -------    -------
 Net income                                                                  $    .25  $   .17    $   .12
                                                                              =======  =======    =======
Pro forma data (unaudited) (Note M):
 Historical income before income taxes                                        $21,090  $12,477    $ 6,191
 Provision for income taxes:
   Historical income taxes                                                      8,202    4,584      2,229
   Pro forma increase to historical income taxes                                  215      517        225
                                                                              -------  -------    -------
 Income before cumulative effect of change in
   accounting principle                                                        12,673    7,376      3,737
 Cumulative effect of change in accounting for
   income taxes                                                                     -        -      1,204
                                                                              -------  -------    -------
 Pro forma net income                                                        $ 12,673  $ 7,376    $ 4,941
                                                                              =======  =======    =======

 Pro forma net income per share (unaudited):
   Income before cumulative effect of change in
     accounting principle                                                    $    .25  $   .16    $   .08
   Cumulative effect of change in accounting for
     income taxes                                                                   -        -        .03
                                                                              -------  -------    -------
   Pro forma net income                                                       $   .25  $   .16    $   .11
                                                                              =======  =======    =======

Weighted average number of common and
 common equivalent shares outstanding                                          50,687   46,952     43,004
                                                                              =======  =======    =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                                                                                        FOREIGN
                                            NUMBER           ADDITIONAL                  RECEIVABLE     CURRENCY
                                              OF       PAR     PAID-IN      UNEARNED        FROM      TRANSLATION   RETAINED
                                            SHARES    VALUE    CAPITAL    COMPENSATION     OFFICER     ADJUSTMENT   EARNINGS
                                          ----------  -----  -----------  -------------  -----------  ------------  ---------

Balance, December 31, 1992, as reported   12,460,400   $124     $   577      $    (122)    $   (115)     $      -    $ 3,182
 Pooling of interests with NatSoft S.A.      271,714      3          82              -            -           (33)       631
                                          ----------   ----     -------   ------------   ----------   -----------    -------
Balance, December 31, 1992, as restated   12,732,114    127         659           (122)        (115)          (33)     3,813

   Issuance of common stock in rights
     offering, net of issuance cost          800,000      8       3,656              -            -             -          -
   Exercise of stock options                  60,995      1          75              -            -             -          -
   Income tax benefit related to stock
     option exercises                              -      -         249              -            -             -          -
   Repayment of notes receivable
     from employees for stock purchased
     under employee stock purchase plan            -      -         182              -            -             -          -
   Amortization of unearned compensation
     associated with stock options                 -      -           -             56            -             -          -
   Amortization of note receivable
     from officer                                  -      -           -              -           53             -          -
   Foreign currency translation
     adjustment                                    -      -           -              -            -             1          -
   Issuance of Axiom stock under
     restricted stock plan                         -      -           6              -            -             -          -
   Dividend distribution                           -      -           -              -            -             -       (280)
   Axiom's conversion to C Corporation             -      -        (335)             -            -             -       (379)
   Net income                                      -      -           -              -            -             -      5,166
                                          ----------   ----     -------   ------------   ----------   -----------    -------
Balance, December 31, 1993                13,593,109   $136     $ 4,492          $ (66)       $ (62)         $(32)   $ 8,320
   Issuance of common stock in public
     offering, net of issuance cost          500,000      5       6,895              -            -             -          -
   Issuance of common stock through
     acquisition of IOS Group AB, net
     of issuance cost                        425,000      4       4,217              -            -             -          -
   Exercise of stock options                  98,110      1         304              -            -             -          -
   Income tax benefit related to
     stock option exercises                        -      -         537              -            -             -          -
   Repayment of notes receivable from
     employees for stock purchased under
     employee stock purchase plan                  -      -          14              -            -             -          -
   Amortization of unearned compensation
     associated with stock options                 -      -           -             57            -             -          -
   Amortization of note receivable
     from officer                                  -      -           -              -           54             -          -
   Foreign currency translation adjustment         -      -           -              -            -            82          -
   Issuance of Axiom stock under restricted
     stock plan                                    -      -          25              -            -             -          -
   Issuance of Axiom stock under stock
     agreement                                     -      -         297              -            -             -          -
   Repurchase of Axiom common stock                -      -        (725)             -            -             -          -
   Dividend distribution                           -      -           -              -            -             -        (80)
   Net income                                      -      -           -              -            -             -      7,893
                                          ----------   ----     -------   ------------   ----------   -----------    -------
Balance, December 31, 1994                14,616,219   $146     $16,056          $  (9)       $  (8)         $ 50    $16,133
   Exercise of stock options                 342,051      4       1,788              -            -             -          -
   Income tax benefit related to stock
     option exercises                              -      -       3,753              -            -             -          -
   Shares issued under employee stock
     purchase plan                            29,650      -         579              -            -             -          -
   Repurchase of Axiom common stock                -      -         (53)             -            -             -          -
   Repurchase of note payable related
     to repurchase of Axiom common stock           -      -        (284)             -            -             -          -
   Issuance of Axiom stock under stock
     agreement                                     -      -          66              -            -             -          -
   Payment on note receivable from
     employees for stock purchased under
     employee stock purchase plan                  -      -          36              -            -             -          -
   Amortization of unearned comepnsation
     associated with stock options                 -      -           -              9            -             -          -
   Amortization of note receivable from
     officer                                       -      -           -              -            8             -          -
   SCG conversion to C Corporation                 -      -       2,079              -            -             -     (2,079)
   Foreign currency translation adjustment         -      -           -              -            -           469          -
   Dividend distribution                           -      -           -              -            -             -       (599)
   Net income                                      -      -           -              -            -             -     12,888
                                          ----------   ----     -------   ------------   ----------   -----------    -------
Balance, December 31, 1995                14,987,920   $150     $24,020   $          -     $      -          $519    $26,343
                                          ==========   ====     =======   ============   ==========   ===========    =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1995       1994       1993
                                                              ---------  ---------  --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                    $ 12,888   $  7,893   $ 5,166
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                   3,738      1,808       609
 Tax benefit from exercise of stock options                      3,753        537       249
 Cumulative effect of change in accounting
   for income taxes                                                  -          -    (1,204)
 Provision for deferred income taxes                               115        121       240
 Amortization of unearned compensation                               9         57        56
 Note receivable from officer                                        8         54        53
 Gain on sale of AdValue                                          (909)         -         -
 Increase in accounts receivable                               (15,529)    (6,946)   (4,415)
 (Increase) decrease in unbilled revenue on contracts             (232)    (1,636)      187
 Increase in prepaid expenses and other current assets            (218)    (1,035)      (93)
 Increase in other assets                                         (191)      (657)     (368)
 Increase in accounts payable                                    2,847      1,837       527
 Increase in accrued expenses                                    1,883      4,139       783
 Increase (decrease) in deferred revenue                         1,161      1,278    (1,440)
 Increase (decrease) in income taxes payable                     1,316     (1,005)    1,683
 Other, net                                                       (325)       606      (137)
                                                              --------   --------   -------
   Net cash provided by operating activities                    10,314      7,051     1,896
                                                              --------   --------   -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment                             (8,687)    (4,067)   (1,424)
Purchase of investments held to maturity                       (22,140)   (23,136)     (500)
Maturity of investments held to maturity                        24,075     13,376         -
Proceeds from sale of AdValue                                      909          -         -
Cash used in acquisition of business, net of cash acquired           -       (251)        -
                                                              --------   --------   -------
   Net cash used in investing activities                        (5,843)   (14,078)   (1,924)
                                                              --------   --------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings  (payments) under credit arrangements, net           (1,501)       101       195
Issuance of common stock, net of issuance costs                      -      6,900     3,664
Repayment of promissory note payable to stockholder                  -          -    (2,682)
Proceeds from long-term debt                                         -        183     2,500
Repayment of long-term debt and capital leases                  (1,128)      (125)   (2,560)
Dividend distributions                                            (599)       (80)     (280)
Proceeds from repayment of notes under employee
 stock purchase plan                                                 -          -       182
Proceeds from employee stock purchase plan                         579          -         -
Proceeds from exercise of stock options                          1,792        305        76
Other, net                                                        (235)       (50)        -
                                                              --------   --------   -------
   Net cash (used in) provided by financing activities          (1,092)     7,234     1,095
                                                              --------   --------   -------

Effect of foreign exchange rate changes on cash                     66         39        (4)

Net increase in cash and cash equivalents                        3,445        246     1,063
Cash and cash equivalents at beginning of period                 4,006      3,760     2,697
                                                              --------   --------   -------
Cash and cash equivalents at end of period                    $  7,451   $  4,006   $ 3,760
                                                              ========   ========   =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF REPORTING
   ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of NatSoft S.A. ("NatSoft"), a Switzerland-based information technology consulting and software implementation firm. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued. Costs related to this acquisition of approximately $500,000, which consist primarily of accounting and legal fees, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform with current period presentation. In December 1994, Cambridge Technology Partners International, Inc., a wholly owned subsidiary of the Company, was formed to hold 1%, with the Company holding 99%, of Cambridge Technology Partners Deutschland GmbH which was formed in January 1995 to conduct the Company's services in Germany.

In June 1996, the Company completed a three-for-one stock split via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to the applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split (see Note J).

B. POOLING OF INTERESTS
   --------------------

On October 15, 1996, the Company acquired all of the outstanding shares of capital stock of NatSoft. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. With approximately 105 employees at the time of acquisition, NatSoft establishes the Company's entry into the Swiss market and provides the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. This acquisition has been accounted for using the pooling of interests method of accounting. NatSoft currently operates as a wholly owned subsidiary of the Company.

On October 17, 1995, the Company acquired all of the outstanding shares of capital stock of Axiom Management Consulting, Inc. ("Axiom"). The acquisition was accomplished through an exchange of 1,007,898 shares (consisting of 978,360 shares of the Company's common stock and options to purchase 29,538 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom, formed in 1988, is a California-based management consulting firm with approximately 100 employees at the time of acquisition and specializes in business process renewal services for primarily Fortune 1000 companies.
Axiom currently operates as a wholly owned subsidiary of the Company.

On August 14, 1995, the Company acquired all of the outstanding shares of capital stock of the Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of 2,273,994 shares (consisting of 2,168,292 shares of the Company's common stock and an option to purchase 105,702 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting.
SCG, founded in 1988, had offices in Miami and Chicago and approximately 200 employees at the time of acquisition. SCG focuses on evaluation and implementation of software packages for financial reporting and consolidation, human resources/payroll, remote work force automation, manufacturing, and retail distribution. SCG also specializes in emerging technologies and techniques, such as imaging, cooperative processing, and wireless communications. SCG operated as a wholly owned subsidiary of the Company in 1995. Effective January 1996, the Company integrated SCG into its operational structure and service offering, and therefore, it is no longer operating as a subsidiary.

The Company's previously issued historical consolidated financial statements include the financial position, results of operations, and cash flows of SCG and Axiom in accordance with pooling of interests requirements. Costs related to the acquisitions of SCG and Axiom have been charged as business combination costs in the consolidated statement of operations.

The following information presents certain statement of operations data of the Company, SCG, Axiom, and NatSoft for the periods prior to the acquisitions. SCG and Axiom information are presented through September 30, 1995, which represents the interim period end nearest to the date of the combinations.

                          Cambridge
                          Technology                              Combined
                           Partners     SCG     Axiom    NatSoft   Total
                          ----------  -------  --------  -------  --------

Net revenues for:
 Year ended
   December 31, 1993        $ 32,719  $ 5,500  $11,742   $ 5,342  $ 55,303
   December 31, 1994        $ 59,679  $10,315  $13,483   $ 7,825  $ 91,302
 Nine months ended
   September 30, 1995       $ 70,052  $13,484  $10,723   $ 9,211  $103,470
 Year ended
   December 31, 1995        $132,416                     $12,254  $144,670

Net income (loss) for:
 Year ended
   December 31, 1993        $  4,574  $   563  $   (96)  $   125  $  5,166
   December 31, 1994        $  6,611  $ 1,261  $  (315)  $   336  $  7,893
 Nine months ended
   September 30, 1995       $  7,632  $ 1,381  $    57   $   141  $  9,211
 Year ended
   December 31, 1995        $ 12,683                     $   205  $ 12,888

C. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximate market value due to the short maturity of the investments.

INVESTMENTS

The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as investments held to maturity and mature within one year from the date of purchase. At December 31, 1995 and 1994, amortized cost of investments approximate market value and consist of the following:

                                  December 31,
                                 ---------------
                                  1995    1994
                                 ------  -------

      Municipal bonds            $8,544  $ 7,271
      Certificates of deposit         -    1,551
      Treasury bills                  -    1,489
                                 ------  -------
                                 $8,544  $10,311
                                 ======  =======

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Repairs and maintenance costs are charged to operations when incurred, while betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from four to fifteen years. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

INTANGIBLE ASSETS

Organization costs, included in other assets, are being amortized on a straight-line basis over five years. For each of the years ended December 31, 1995, 1994, and 1993, the Company recorded amortization expense of $25,000. At December 31, 1995 and 1994, accumulated amortization was $119,000 and $94,000, respectively.

Goodwill, related to the acquisition of CTP Scandinavia in February 1994, is being amortized over six years on a straight-line basis. For the years ended December 31, 1995 and 1994, the Company recorded amortization expense of $798,000 and $682,000, respectively. As of December 31, 1995 and 1994, accumulated amortization was $1.5 million and $682,000, respectively. The carrying value of goodwill is subject to periodic review of realizability.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"). FAS 121 requires that an impairment loss be recognized for long-lived assets and certain identified intangibles when the carrying amount of these assets may not be recoverable. The Company has adopted FAS 121 in 1996 and does not expect the adoption to have a material impact on the consolidated results of operations or financial position of the Company. Additionally, adoption of FAS 121 will have no cash flow impact on the Company.

REVENUE RECOGNITION

The Company derives substantially all of its revenues from information technology consulting and software development and implementation services. The Company operates in one industry segment, software development and implementation services. Revenues derived from any maintenance and support services are immaterial to the consolidated financial statements of the Company. Revenues from software development and implementation contracts are recognized primarily on the percentage of completion method. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Losses on projects in progress are recognized when known. Net revenues exclude reimbursable expenses charged to clients. Revenues from business process consulting and package implementation services are recognized as the service is provided, principally on a time and materials basis.

Deferred revenue consists principally of amounts received in advance of services to be provided which will be recognized upon performance and amounts invoiced in excess of revenue recognized to date.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

For non-U.S. operations, the functional currency is the applicable local currency. The translation of the functional currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations.

FOREIGN EXCHANGE CONTRACTS

The Company maintains monthly foreign exchange forward contracts to hedge against the risk of changes in foreign exchange rates associated with intercompany balances. The related gains and losses are recorded as exchange rate gain or loss in the consolidated statements of operations. The Company does not hold foreign exchange contracts or other derivative financial instruments for trading or any other purpose. As of December 31, 1995, the Company held foreign exchange forward contracts of approximately $3.9 million.

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

The Company provides its services primarily to Fortune 1000 companies. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses, and such losses have been immaterial and are within management's expectation. No single customer accounted for 10% or more of total net revenues for the years ended 1995, 1994, and 1993.

D. ACQUISITION
   -----------

In February 1994, the Company acquired all of the outstanding capital stock of IOS Group AB (now CTP Scandinavia) for 1,275,000 shares of the Company's common stock, valued on the date of acquisition at $4.2 million and $1,000 in cash. CTP Scandinavia is a Swedish-based corporation which provides open systems information technology and software development services in an enterprise-wide, client/server environment.

The 1,275,000 shares of common stock issued were restricted, as to sale or transfer, for eighteen months from the date of acquisition. The acquisition has been accounted for as a purchase and, accordingly, the results of CTP Scandinavia have been included in the Company's consolidated statements of operations from the date of acquisition. In connection with the acquisition, the Company guaranteed the payment of bank loans of two senior managers in principal amounts totaling $3.0 million due February 1996. The bank loans were collateralized by 675,000 shares of the Company's common stock issued at the time of the acquisition. In February 1996, these bank loans were repaid in full and the Company's guarantees are no longer in effect.

The Company has allocated the purchase price of $4.6 million, which includes associated costs of $370,000, to the underlying assets and liabilities of CTP Scandinavia based upon their respective fair values at the time of the acquisition. The excess (approximately $4.8 million) of the purchase price over the fair value of net assets acquired is being amortized on a straight-line basis over six years.

The following unaudited pro forma information combines the consolidated results of operations of the Company and CTP Scandinavia as if the acquisition had occurred at the beginning of the periods. The pro forma results do not purport to be indicative of what would have occurred had the acquisition been consummated as of the beginning of the respective periods or of future operations of the combined company.

                                                                           Years Ended
                                                                            December 31,
                                                                    ----------------------------
                                                                            1994     1993
                                                                          -------   -------
                                                                             (in thousands)
   Net revenues                                                             $92,116  $61,312
                                                                            =======  =======
   Income before cumulative effect of
     change in accounting principle                                         $ 7,707  $ 3,391
   Cumulative effect of change in
     accounting for income taxes                                                  -    1,204
                                                                            -------  -------
   Net income                                                               $ 7,707  $ 4,595
                                                                            =======  =======

   Net income per share:
     Income before cumulative effect of
       change in accounting principle                                       $   .16  $   .08
     Cumulative effect of change in
       accounting for income taxes                                                -      .03
                                                                            -------  -------
     Net income                                                             $   .16  $   .11
                                                                            =======  =======

E. ACCOUNTS RECEIVABLE
   -------------------

Accounts receivable consist of the following (in thousands):

                                                                               December 31,
                                                                           -------------------
                                                                               1995     1994
                                                                            -------  -------
      Contracts in process                                                  $25,712  $15,477
      Completed contracts                                                    12,398    5,489
                                                                            -------  -------
                                                                             38,110   20,966
      Less: Allowance for doubtful accounts                                     732      552
                                                                            -------  -------
                                                                            $37,378  $20,414
                                                                            =======  =======

In accordance with state government practices, a governmental client withholds a percentage of invoiced receivables as retention. At December 31, 1995 and 1994, retention receivable totaled $1.4 million and $1.3 million, respectively, and were included in other assets. Due to the contractual time period given to the governmental client for final review of completed projects, the Company expects to receive payments on the retention receivable outstanding as of December 31, 1995, in 1997.

F. INVESTMENT IN AFFILIATES
   ------------------------

The Company had a 6.3% investment interest in AdValue Media Technologies, Inc. ("AdValue") (formerly AdValue Network ("AVN"), a partnership which was formed in 1991 to develop, test, and market a centralized spot advertising computer software package). AdValue was incorporated in December 1993 to serve as the successor entity to AVN. The investment was accounted for using the equity method. On May 19, 1995, the Company sold its interest in AdValue for $909,000 in cash. The investment balance in AdValue at December 31, 1993 and 1994 and at the time of the sale was zero. Accordingly, the Company recognized a gain of $909,000 for the period ended December 31, 1995.

G.    PROPERTY AND EQUIPMENT
      ----------------------

Property and equipment consists of the following (in thousands):

                                       December 31,
                                      ---------------
                                        1995    1994
                                      -------  ------
     Equipment                        $12,473  $7,255
     Furniture and fixtures             3,791   1,141
     Leasehold improvements             1,382     434
     Motor Vehicles                       366     446
     Computer software                    230     145
                                      -------  ------
       Total cost                      18,242   9,421
     Less accumulated depreciation      6,437   3,598
                                      -------  ------
                                      $11,805  $5,823
                                      =======  ======

Depreciation expense for 1995, 1994, and 1993 was $2.9 million, $1.1 million, and $585,000, respectively.

Equipment under capital leases, included in property and equipment, amounted to $685,000 and $356,000 at December 31, 1995 and 1994, respectively, and the related accumulated depreciation was $278,000 and $160,000 at December 31, 1995 and 1994, respectively.

H.    ACCRUED EXPENSES
      ----------------

Accrued expenses consists of the following (in thousands):

                                                       December 31,
                                                     ---------------
                                                       1995     1994
                                                     -------   -----
     Accrued payroll and payroll related expenses    $ 6,531  $4,227
     Other accrued expenses                            2,717   3,114
     Accrued value added tax                           1,034     677
     Deferred rent                                       512     294
                                                     -------  ------
                                                     $10,794  $8,312
                                                     =======  ======


I.  REVOLVING CREDIT FACILITY
    -------------------------

The Company maintained a $10.0 million uncollateralized revolving credit facility (the "Facility"), Fleet National Bank ("Fleet Bank"). The Facility bore interest at a rate per annum equal to Fleet Bank's prime rate in effect from time to time, payable monthly in arrears commencing with the advance of funds. The Facility carried a facility fee of .25% and expired on June 30, 1996. The Facility required, among other things, the Company to maintain certain financial ratios. Failure to maintain compliance would entitle Fleet Bank to demand immediate repayment of any amounts drawn on the Facility. As of December 31, 1995 and 1994, no borrowings had been made under the Facility and the Company was in compliance all financial ratio requirements. In June 1996, the Company amended the Facility, among other things, to increase the amount available under the Facility and to extend the expiration through June 1998 (see Note S).

In connection with the Company's initial revolving credit facility with Fleet Bank entered into on February 1, 1993, the Company also obtained a $2.5 million term note. The Company used the proceeds from the $2.5 million term note plus $182,000 in cash to repay a $2.7 million promissory note to Safeguard Scientifics, Inc. ("Safeguard") (a stockholder of the Company). In May 1993, the term note was repaid with proceeds from the Company's public offering of common stock.

SCG maintained a $1.0 million revolving credit facility with Barnett Bank of South Florida, N.A. ("Barnett Bank"). This revolving credit facility bore interest at a rate per annum equal to Barnett Bank's prime rate in effect from time to time plus 1.50%, payable monthly. The maximum borrowing was limited to seventy-five percent of SCG's eligible accounts receivable, as defined in the agreement. The revolving credit facility was collateralized by all non-realty assets of SCG and the former stockholders of SCG had extended joint and several personal guarantees. The revolving credit facility also subjected SCG to certain restrictions and covenants related to, among other things, tangible net worth, leverage ratio, and interest coverage. SCG was in compliance with these financial ratio requirements for all periods presented. At December 31, 1994, amounts outstanding under this revolving credit facility were $1.0 million. On June 13, 1995, the term under this revolving credit facility was extended to June 30, 1996, with maximum allowable borrowings increased to $2.5 million. In September 1995, the Company terminated this revolving credit facility and repaid all outstanding amounts.

Axiom maintained a $1.25 million revolving credit facility with Wells Fargo Bank, N.A. This revolving credit facility bore interest at a rate per annum equal to the prime rate in effect from time to time plus .25%, payable monthly. Axiom's revolving credit facility was collateralized by all accounts receivable and equipment and certain former stockholders of Axiom had extended personal guarantees. Upon consummation of the acquisition, the personal guarantees were no longer in effect. The revolving credit facility also subjected Axiom to certain financial restrictions and covenants related to, among other things, tangible net worth, debt to tangible net worth, and earnings before interest, taxes, depreciation, and amortization. Axiom was in compliance with these financial restrictions and covenants for all periods presented. At December 31, 1994, amounts outstanding under Axiom's revolving credit facility was $501,000. In December 1995, the Company repaid all outstanding amounts and terminate this revolving credit facility.

J. STOCKHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION
   --------------------------------------------------------

STOCK SPLIT

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to the applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

RIGHTS OFFERING

On May 24, 1993, the Company and its principal stockholder completed a rights offering involving the sale of 2,400,000 shares of common stock which were issued by the Company and approximately 5.4 million shares of the Company's common stock which were held by the principal stockholder. Prior to this offering, there had been no public market for the Company's common stock or rights. The net proceeds to the Company from the sale of the 2,400,000 shares of common stock sold by the Company were $3.7 million after deducting offering expenses of $216,000 allocable to the Company. The Company used a portion of the proceeds to repay the outstanding principal balance of a $2.5 million term note with Fleet Bank entered into on February 1, 1993.

COMMON STOCK OFFERING

On April 6, 1994, the Company and certain stockholders of the Company completed a public offering of common stock involving the sale of 1,500,000 shares of the Company's common stock issued by the Company and six million shares of the Company's common stock held by the existing stockholders. The net proceeds to the Company from the sale of the 1,500,000 shares of common stock sold by the Company were $6.9 million, after deducting offering expenses. The Company has invested the proceeds since the offering primarily in investment grade municipal bonds and expects to use the proceeds for general corporate purposes, including working capital to support the expansion of its North America and international operations and to fund capital expenditures and possible acquisitions.

STOCK OPTION PLANS

Under the Company's 1991 Stock Option Plan (the "Option Plan"), the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors, officers, and other key individuals. The Management Resource Committee of the Board of Directors administers the Option Plan. Options generally vest ratably over a four year period and expire ten years from the date of grant.

Stock option activity, both incentive and nonqualified, under the Option Plan is presented as follows:

                                        Option       Option
                                        Shares        Price
                                      ----------  -------------
  Outstanding at December 31, 1992     4,094,250  $ .03-$  1.33
     Granted                           2,213,910  $1.67-$  5.92
     Exercised                           182,985  $ .33-$   .67
     Canceled                            336,327  $ .33-$  5.71
                                      ----------  -------------

  Outstanding at December 31, 1993     5,788,848  $ .03-$  5.92

     Granted                           3,301,713  $4.92-$  6.31
     Exercised                           294,330  $ .33-$  5.17
     Canceled                            247,251  $ .33-$  5.50
                                      ----------  -------------

  Outstanding at December 31, 1994     8,548,980  $ .03-$  6.31

     Granted                           3,860,175  $10.00-$17.25
     Exercised                         1,025,820  $  .33-$ 6.31
     Canceled                            283,215  $  .33-$17.25
                                      ----------  -------------

  Outstanding at December 31, 1995    11,100,120  $  .03-$17.25
                                      ==========  =============

At December 31, 1995, 1994, and 1993, 4,288,638, 3,116,247, and 1,609,104
options were exercisable, respectively, under the Option Plan. In December 1993 and 1994, the Company's Board of Directors amended the Option Plan, with subsequent stockholder approval, to increase the number of shares of common stock authorized for issuance under the Option Plan from six million to nine million shares in 1993 and nine million to twelve million shares in 1994. On December 14, 1995, the Company's Board of Directors further amended the Option Plan, which was approved by stockholders, to increase the number of shares of common stock authorized for issuance under the Option Plan from twelve million to fifteen million.

During 1991, the Company granted, under the Option Plan, 750,000 nonqualified stock options to a key employee at an exercise price of $.03 per share, which vested over a four year period. Upon grant, unearned compensation equivalent to the market value of these options at the date of grant was charged to stockholders' equity and subsequently amortized over the vesting period. Amortization expense of $9,000, $57,000, and $56,000 was recorded for the years ended December, 1995, 1994, and 1993, respectively.

In October 1995, the Financial Accounting Standards Board issued statement No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), which will be effective for the year ending December 31, 1996. FAS 123 encourages, but does not require companies to recognize compensation expense for employee stock based compensation arrangements using a fair value method of accounting. The Company has determined that it will elect the disclosure only alternative and, accordingly, will be required to disclose the pro forma net income or loss and per share amounts in the notes to the consolidated financial statements using the fair value based method beginning in 1996. The adoption of FAS 123 will have no cash flow impact to the Company.

SCG entered into a stock option agreement with one employee during 1989. This agreement granted an option to purchase thirty-nine shares of SCG common stock at an exercise price equal to the fair market value of the stock on the date of grant, which was $50 per share. This option vested ratably over four years and was fully vested at December 31, 1993. In connection with the Company's acquisition of SCG, the Company assumed all outstanding options to purchase shares of capital stock of SCG and such option was converted into an option to purchase 105,702 shares of the Company's common stock at an exercise price of $.02 per share. As of December 31, 1995, this option was outstanding.

During 1993, Axiom established an Incentive and Non-statutory Stock Option Plan (the "Axiom Option Plan") to provide selected eligible employees the right to purchase common stock of Axiom. The Axiom Option Plan provided for the granting of options to purchase up to 240,000 shares issuable as either Incentive Stock Options or Non-statutory Stock Options, as approved by Axiom's former Board of Directors. The exercise price, determined by Axiom's former Board of Directors, could not be less than the fair market value of the stock at the date of issuance. A summary of the Axiom Option Plan activity for the years ended December 31, 1994 and 1993 is as follows:

                                                  Axiom         Option
                                              Option Shares      Price
                                             -------------    -------------
Outstanding at December 31, 1992                      -          -

         Granted                                 24,575        $0.20 - $5.00
         Exercised                                    -          -
         Canceled                                     -          -
                                                 ------        -------------

      Outstanding at December 31, 1993           24,575        $0.20 - $5.00
         Granted                                 13,250        $0.20 - $5.00
         Exercised                                    -           -
         Canceled                                 1,075        $0.20 - $5.00
                                                 ------        -------------

      Outstanding at December 31, 1994           36,750        $0.20 - $5.00
                                                 ======        =============

As of December 31, 1994, 4,915 options were exercisable under the Axiom Option Plan. No shares were exercisable at December 31, 1993.

In connection with the Company's acquisition of Axiom, the Company assumed all outstanding options to purchase shares of capital stock of Axiom and converted them into options to purchase 29,538 shares of the Company's common stock, as of October 17, 1995, at an exercise price of $.16 per share. As of December 31, 1995, options to purchase 24,684 shares of the Company's common stock were exercisable. A summary of the option activity for options converted from the Axiom Option Plan is presented below:

                                          Option  Option
                                          Shares  Price
                                          ------  ------
         Converted from Axiom options     29,538    $.16
         Exercised                         1,086    $.16
         Canceled                              -       -
                                          ------    ----
      Outstanding at December 31, 1995    28,452    $.16
                                          ======    ====

During 1995, the Company established the 1995 Non-employee Director Stock Option Plan ("Non-employee Director Option Plan"). The Non-employee Director Option Plan authorizes the grant of options for up to 150,000 shares of the Company's common stock. Each member of the Company's Board of Directors who is neither
(i) an employee nor an officer of the Company or Safeguard, nor (II) an affiliate of Technology Leaders II L.P. or any related entity serving on the Board of Directors on March 21, 1995, was granted an option to purchase 30,000 shares of the Company's common stock. Each person who is neither (I) an employee nor an officer of the Company or Safeguard nor (II) an affiliate of Technology Leaders II L.P. or any related entity who is first elected to the Board of Director after March 21, 1995, shall be automatically granted, on the date of such election without further action by the Board of Directors, an option to purchase 30,000 shares of the Company's common stock. The options were granted with an exercise price equal to the fair value on the date of grant. Options generally vest ratably over a four year period and expire ten years from the date of grant. As of December 31, 1995, options to purchase 120,000 shares of common stock were granted and outstanding and none were exercisable.

EMPLOYEE STOCK PURCHASE PLANS

On December 14, 1994, the Board of Directors adopted the Company's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was subsequently approved by stockholders in the annual meeting of stockholders in May 1995. The Company has authorized 1,500,000 shares of the Company's common stock for purchases under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase up to 1,500 shares of common stock per payment period, subject to limitations provided by Section 423(b) of the Internal Revenue Code, through accumulated payroll deductions. The purchases are made twice per year at a price equal to the lesser of (i) 85% of the average market price of the Company' common stock on the first business day of the payment period and (ii) 85% of the average market price of the Company's common stock on the last day of the payment period. Annual payment periods consists of two six-month periods, January 15 through July 14 and July 15 through January 14.

NOTE RECEIVABLE FROM OFFICER

During 1991, the Company issued 1,578,948 shares of common stock to an officer of the Company and charged $347,000 to compensation expense. The Company, at the date of the issuance and in April 1992, approved a $104,000 note receivable and a $49,000 note receivable, respectively, to the officer to finance a portion of the tax liabilities arising from the purchase of the common stock. The notes are due the earlier of (i) the date the officer is no longer employed by the Company or (ii) February 28, 1995. The notes bore interest at an annual rate of 7.1% and 5.2%, respectively, which was payable at maturity. The amount of the notes was expensed through February 28, 1995, as the officer had received a bonus of $153,000 for continued employment through such date.

PREFERRED STOCK

The certificate of incorporation was amended and restated, in December 1992, to increase the number of authorized shares of capital stock to include two million shares of preferred stock, par value $.01 per share, in one or more series.
The Board of Directors is authorized, subject to certain limitations prescribed by law to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. The Company has not issued and has no present plans to issue any shares of preferred stock.

WARRANTS

In December 1992, the Company issued warrants to Safeguard for the purchase of 900,000 shares of common stock at a price of $2.00 per share. The warrants are exercisable for a five year period from the date of issuance. As of December 31, 1995, no warrants were exercised. The warrants were issued in consideration of Safeguard's commitment to guarantee a credit facility and a term note totaling $3.5 million for the Company. Under the Company's Facility, Safeguard's guarantee was subsequently released.

DIVIDENDS

The Facility with Fleet Bank prohibits the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without Fleet Bank's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Dividend distributions made by SCG, prior to the acquisition, were principally for reimbursement of income tax liabilities of its former stockholders due to SCG's S-Corporation tax status. Effective in January 1996, the Company has integrated SCG into its operational structure and service offering, and therefore, future earnings will be retained for use in the Company's business.

K. LEASE COMMITMENTS
   -----------------

On June 4, 1992, the Company entered into, among other building and equipment leases, a lease for a building in Cambridge, Massachusetts, that is used as its corporate headquarters. The building is owned by a trust, the sole beneficiary of which is the Chairman of the Company. The initial lease expires in August 2007, and is renewable for two additional five year terms. The lease provides for increases, which began in September 1995, based upon increases in the Consumer Price Index-Urban Wage Earners and Clerical Workers, U.S. City Average, All Items ("CPI").

Minimum future lease commitments under noncancelable operating leases for buildings and equipment in effect at December 31, 1995, are presented as follows (in thousands):

     1996                              $ 4,328
     1997                                3,705
     1998                                3,619
     1999                                3,048
     2000                                2,977
     Thereafter                          8,926
                                       -------
       Total minimum lease payments    $26,603
                                       =======

For the years ended December 31, 1995, 1994, and 1993, rental expense under all leases was approximately $4.3 million, $2.8 million, and $1.6 million, respectively, of which approximately $765,000, $775,000, and $752,000, respectively, related to the trust described above.

Minimum future lease commitments under noncancelable capital leases for equipment at December 31, 1995, are presented as follows (in thousands):

     1996                                                 $  189
     1997                                                     80
     1998                                                     76
     1999                                                     76
     2000                                                     31
                                                           ------
     Total minimum payments                                  452
     Less amounts representing interest                      (85)
                                                           ------
     Present value of minimum lease payments                 367
     Current portion                                         163
                                                           ------
     Long-term obligation                                 $  204
                                                          ======

L.                                                      OTHER COSTS
                                                        -----------

Other costs consist of the following (in thousands):

                                                               1995     1994    1993
                                                            -------  -------  ------
     Facility costs and related expenses                    $11,876  $ 6,047  $3,329
     Non-billable project expenses                            5,662    4,316   3,343
     Non-billable staff travel                                5,178    3,714   1,471
     Education and training                                   1,140      580     258
     Third party commissions                                      -        -      91
                                                            -------  -------  ------
                                                            $23,856  $14,657  $8,492
                                                            =======  =======  ======

M.  INCOME TAXES
    ------------

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) effective January 1, 1993. Deferred income taxes under the liability method required by FAS 109 reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is recognized if it is more likely than not that some portion of the deferred tax asset will not be realized. The cumulative effect of the adoption of FAS 109 as of January 1, 1993, was to increase net income by $1,204,000, or $.03 per share. The adoption of FAS 109 had no cash flow impact to the Company.

The components of income before income taxes and the related provision for income taxes for the years ended December 31, 1995, 1994, and 1993, are presented below (in thousands):

                                1995     1994     1993
                               -------  -------  -------
Income before income taxes:
     Domestic                  $19,007  $12,000  $6,531
     Foreign                     2,083      477    (340)
                               -------  -------  ------
                               $21,090  $12,477  $6,191
                               =======  =======  ======
Provision for income taxes:
     Current:
       Federal                 $ 5,844  $ 3,495  $1,462
       Foreign                     655       61      27
       State                     1,589      907     500
                               -------  -------  ------
                                 8,088    4,463   1,989
     Deferred:
       Federal                      71       45     195
       Foreign                      28       70     (15)
       State                        15        6      60
                               -------  -------  ------
                                   114      121     240
                               -------  -------  ------
     Total                     $ 8,202  $ 4,584  $2,229
                               =======  =======  ======

The Company's deferred tax assets and (liabilities) are comprised of the following as of December 31, 1995 and 1994, respectively (in thousands):

                                          1995    1994
                                         ------  ------
     Tax basis of software technology    $  50   $ 296
     Fixed asset depreciation             (375)   (315)
     Other                                (194)   (308)
                                         -----   -----
                                         $(519)  $(327)
                                         =====   =====

The table below reconciles the expected U.S. federal income tax provision to the recorded income tax provision (dollars in thousands):

                                          1995            1994            1993
                                     --------------  --------------  --------------
 Computed "expected"
   tax provision                     $7,382   35.0%  $4,242   34.0%  $2,105   34.0%
 State income taxes, net of
   federal income tax benefit         1,129    5.4      545    4.4      349    5.6
 Goodwill amortization                  240    1.1      191    1.5        -      -
 Change in valuation allowance            -      -        -      -     (101)  (1.6)
 Non-taxable S-Corporation income      (215)  (1.0)    (517)  (4.1)    (225)  (3.6)
 Other, net                            (334)  (1.6)     123    0.9      101    1.6
                                     ------   ----   ------   ----   ------   ----
                                     $8,202   38.9%  $4,584   36.7%  $2,229   36.0%
                                     ======   ====   ======   ====   ======   ====

Prior to the acquisition on August 14, 1995, SCG had elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, the individual stockholders are deemed to have received a pro rata distribution of taxable income of SCG (whether or not an actual distribution was made), which is included in their taxable income. Accordingly, SCG did not provide for income taxes. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of SCG, is presented in the pro forma data section of the accompanying consolidated statements of operations. In addition, SCG's S-Corporation tax reporting status was terminated on the date of the acquisition and therefore, the undistributed earnings of $2.1 million as of the date of acquisition has been reclassified to additional paid-in-capital.

The provision for income taxes on a pro forma basis is as follows (in thousands) (unaudited):

                   1995    1994    1993
                  ------  ------  -------
     Current:
       Federal    $6,013  $3,556  $1,569
       Foreign       655      61      27
       State       1,635     914     517
                  ------  ------  ------
                   8,303   4,531   2,113
     Deferred:
       Federal        71     428     281
       Foreign        28      70     (15)
       State          15      72      75
                  ------  ------  ------
                     114     570     341
                  ------  ------  ------
     Total        $8,417  $5,101  $2,454
                  ======  ======  ======

Axiom elected S-Corporation tax reporting status effective January 1, 1992, and therefore, no provision for income taxes was provided in 1992 and net deferred liabilities for Axiom at December 31, 1991 of $335,000 were adjusted to
stockholders' equity in 1992.   Effective January 1, 1993, Axiom elected C-
Corporation tax reporting status and the cumulative deferred tax liabilities of $714,000 at December 31, 1992, were recorded with a charge to additional paid-in-capital of $335,000 and a charge to retained earnings of $379,000 in 1993.

N. NET INCOME PER SHARE
   --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each period to effect a stock split (see Notes J and S). Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of each period, of 2,168,292 shares of common stock and an option to purchase 105,702 shares of the Company's common stock in connection with the acquisition of SCG, the assumed issuance, at the beginning of the period, of 978,360 shares of common stock and options to purchase 29,538 shares of the Company's common stock in connection with the acquisition of Axiom, and the assumed issuance, at the beginning of the period, 271,714 shares of the Company's common stock in relation to the acquisition of NatSoft. Primary and fully diluted income per share are the same for each period presented.

O.  EMPLOYEE BENEFIT PLANS
    ----------------------

In 1992, the Company established a savings and profit-sharing plan (the "401(k) Plan") covering substantially all of the Company's employees. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company may elect to make contributions under the 401(k) Plan. In 1994, the Company elected to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the 401(k) Plan. Company matching contributions amounted to $215,000 and $135,000 in 1995 and 1994, respectively.

In 1990, SCG establish a savings and profit-sharing plan (the "SCG Profit-sharing Plan") covering substantially all of SCG's employees. The SCG Profit-sharing Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. SCG could elect to make contributions under the SCG Profit-sharing Plan. Company matching contributions amounted to $156,000, $71,000, and $53,000 in 1995, 1994, and 1993, respectively. Effective January 1996, all participants of the SCG Profit-sharing Plan is now participating in the 401(k) Plan. The Company completed the rollover of assets held under the SCG Profit-sharing Plan to the 401(k) Plan in the second quarter of 1996.

In 1990, Axiom established a savings and profit-sharing plan (the "Axiom Profit-sharing Plan") covering substantially all employees of Axiom. The Axiom Profit-sharing Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Company matching contributions amounted to $128,000, $123,000, and $104,000 in 1995, 1994, and 1993, respectively. Effective January 1996, all participants of the Axiom Profit-sharing Plan is now participating in the 401(k) Plan. The Company completed the rollover of assets held under the Axiom Profit-sharing Plan to the 401(k) Plan in the second quarter of 1996.

NatSoft sponsors a defined contribution retirement plan (the "NatSoft Plan") for its employees. Under the NatSoft Plan, employees can contribute between 5% to 11% of insured salary depending on age and other factors. All employee contributions are matched by NatSoft. Employer matching contribution amounted to $180,591, $98,805, and $78,502 for the years ended December 31, 1995, 1994, and 1993, respectively. NatSoft also sponsors a defined contribution retirement plan for three executives who are also stockholders. NatSoft's contribution to this plan amounted to $149,999, $295,892, and $230,271 for the years ended December 31, 1995, 1994, and 1993, respectively.

P.  COMMITMENTS AND CONTINGENCIES
    -----------------------------

In connection with the acquisition of CTP Scandinavia, the Company guaranteed the payment of bank loans totaling $3.0 million, which are no longer in effect beginning in February 1996 (see Note D).

In December 1994, Axiom repurchased 200,000 shares of its common stock from a former officer for an aggregate purchase price of $1.0 million. The purchase price was based on fair market value of this stock in accordance with terms of the related agreements. The payments were scheduled to be made in various installments for a period of eight years. The present value of this obligation totaled $725,000. Axiom also agreed to pay the former officer $325,000 for alleged general and compensatory damages arising from tort claims for personal injury and claims for a breach of an implied contract of employment. These payments are due in monthly installments for a period of two years and were expensed in 1994. Axiom recorded the present value of these obligations using an imputed interest rate 9.25%. Payments under these obligations at December 31, 1994, are included in other liabilities. Following the acquisition of Axiom, the Company repaid the remaining balances of these obligations totaling $1.0 million, in accordance with the terms of the related agreements. The amount representing interest of approximately $284,000 was recorded as a reduction to additional paid-in-capital.

In 1993, SCG entered into a noncancelable purchase agreement with a vendor to purchase $1.6 million of package software for resale. Pursuant to this agreement, SCG was obligated to purchase $200,000 of product per quarter through the second quarter of 1996. As of December 31, 1995, this agreement is no longer in effect.

See Note S for discussion of legal matters.

Q. SUPPLEMENTAL CASH FLOW INFORMATION
   ----------------------------------

Supplemental disclosures of cash flow information are presented as follows (in thousands):

                                        1995    1994   1993
                                       ------  ------  -----
     Cash paid during the year for:
       Interest                        $  303  $  189  $ 237
       Income taxes                     3,133   4,896     69

During 1995, capital lease obligations of $329,000 were incurred by SCG and Axiom for the acquisition of certain equipment. During 1994, the Company exchanged 1,275,000 shares of its common stock for 100% of the outstanding shares of CTP Scandinavia. Also in 1994, Axiom repurchased 200,000 shares of its common stock for $725,000 (see Note P). During 1993, capital lease obligations of $356,000 were incurred by the Axiom for the acquisition of certain equipment.

R.  GEOGRAPHIC INFORMATION
    ----------------------

Information about the Company's operations and total assets in North America and Europe is presented as follows (in thousands):

                                    1995     1994      1993
                                  --------  -------  --------
Net revenues:
 North America                    $103,834  $71,664  $49,786
 Europe                             40,836   19,638    5,517
                                  --------  -------  -------
Consolidated                      $144,670  $91,302  $55,303
                                  ========  =======  =======

Income (loss) from operations:
 North America                    $ 17,589  $11,698  $ 6,549
 Europe                              2,092      517     (343)
                                  --------  -------  -------
Consolidated                      $ 19,681  $12,215  $ 6,206
                                  ========  =======  =======

Total assets at December 31:
 North America                    $ 57,112  $37,594  $20,165
 Europe                             17,411   13,536    2,053
                                  --------  -------  -------
Consolidated                      $ 74,523  $51,130  $22,218
                                  ========  =======  =======

North American operations consist primarily of information technology consulting and software development and implementation services in the United States. European operations consist of information technology consulting and software development services principally in the United Kingdom, the Netherlands, Switzerland, Sweden, Norway, Ireland, and Germany, which have similar business environments. There are no intraenterprise sales for the periods presented.

S.  SUBSEQUENT EVENTS
    -----------------

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to the applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

On June 26, 1996, the Company amended the Facility with Fleet Bank, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. In addition, the Facility was also amended to permit the Company to elect an interest rate of either, Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility requires, among other things, the Company to maintain certain financial ratios. At September 30, 1996, and December 31, 1995, the Company was in compliance with these financial ratio requirements and no borrowings have been made under the Facility.

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC is seeking, among other things, a refund of $1,772,212 of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit includes breach of contract and tort claims. The Company plans to vigorously defend itself against the suit and anticipates bringing counterclaims against RMHC.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The American Arbitration Association arbitration is currently pending in northern California. The claims arise from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand seeks damages in excess of $3.3 million plus punitive damages, costs and attorney's fees. The Company plans to vigorously defend itself in this arbitration.

As discussed in Note A, the Company acquired all of the outstanding shares of capital stock of NatSoft on October 15, 1996.

On October 31, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"). The acquisition will be accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of approximately 1,175,200 shares of the Company's common stock for all the outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, is an information technology consulting and software implementation firm which specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide at October 31, 1996. This acquisition will be accounted for using the pooling of interests method of accounting and is expected to be completed in early December 1996. Costs relating to this acquisition will approximate $700,000 and will be charged to operating expenses in the fourth quarter of 1996.

T.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    -------------------------------------------

The following table presents the unaudited quarterly financial information for the years 1995 and 1994 (in thousands, except per share data):

                                                          Quarters Ended
                              -----------------------------------------------------------------------
                                 March 31,           June 30,       September 30,      December 31,
                              ----------------   ---------------  ----------------  ----------------
                               1995     1994     1995      1994     1995     1994     1995     1994
                              -------  -------  -------  --------  -------  -------  -------  -------

Net revenues                  $29,839  $18,647  $35,684   $20,810  $37,947  $24,102  $41,200  $27,743

Income from operations          3,999    3,140    4,825     3,047    4,928    3,143    5,929    2,885

Income before income taxes      4,308    3,150    5,767     3,151    5,014    3,253    6,001    2,923

Net income                      2,539    1,977    3,558     2,083    3,114    2,112    3,677    1,721

Net income per share              .05      .04      .07       .04      .06      .05      .07      .04


              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                September 30,   December 31,
                                                                ==============  ============
                                                                     1996           1995
                                                                --------------  ------------
                                                                 (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents                                           $ 12,024        $ 7,451
 Investments held to maturity                                          12,248          8,544
 Accounts receivable, less allowance of $868 and $732 at
   September 30, 1996 and December 31, 1995, respectively              63,120         37,378
 Unbilled revenue on contracts                                          4,265          2,045
 Prepaid expenses and other current assets                              2,144          2,326
                                                                     --------        -------
   Total current assets                                                93,801         57,744

Property and equipment, net                                            18,606         11,805
Other assets                                                            2,402          1,663
Goodwill, net                                                           2,712          3,311
                                                                     --------        -------
   Total assets                                                      $117,521        $74,523
                                                                     ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                    $ 10,523        $ 6,626
 Accrued expenses                                                      16,060         10,794
 Deferred revenue                                                       9,113          2,993
 Deferred income taxes                                                    481            443
 Income taxes payable                                                   3,441          2,163
 Other current liabilities                                                159            192
                                                                     --------        -------
   Total current liabilities                                           39,777         23,211

Other liabilities                                                          98            204
Deferred income taxes                                                      18             76
Commitments and contingencies                                               -              -

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000
   shares;  issued and outstanding 46,348,536 and 44,420,332
   at September 30, 1996 and December 31, 1995, respectively              464            444
 Additional paid-in capital                                            36,860         23,726
 Retained earnings                                                     40,533         26,343
 Foreign currency translation adjustment                                 (229)           519
                                                                     --------        -------
   Total stockholders' equity                                          77,628         51,032
                                                                     --------        -------
   Total liabilities and stockholders' equity                        $117,521        $74,523
                                                                     ========        =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                       Three Months Ended September 30,   Nine Months Ended September 30,
                                       ---------------------------------  --------------------------------
                                               1996      1995                      1996       1995
                                            ---------  ---------                ---------  ---------

Net revenues                               $56,904      $37,947                   $149,908   $103,470
Costs and expenses:
 Project personnel                          25,646       16,652                     68,187     48,425
 General and administration                  6,620        4,568                     17,934     13,155
 Sales and marketing                         4,460        4,420                     11,544     10,743
 Other costs                                11,642        6,679                     29,112     16,695
 Business combination costs                      -          700                          -        700
                                           -------      -------                   --------   --------
   Total operating expenses                 48,368       33,019                    126,777     89,718
                                           -------      -------                   --------   --------

Income from operations                       8,536        4,928                     23,131     13,752
Other income (expense):
 Interest income                               255          210                        655        520
 Interest expense                               (8)        (147)                       (33)      (257)
 Gain on sale of AdValue                         -            -                          -        909
 Foreign exchange (loss) gain                  (66)          23                        (82)       165
                                           -------      -------                   --------   --------

Income before income taxes                   8,717        5,014                     23,671     15,089
Provision for income taxes                   3,504        1,900                      9,466      5,878
                                           -------      -------                   --------   --------

Net income                                 $ 5,213      $ 3,114                   $ 14,205   $  9,211
                                           =======      =======                   ========   ========

Net income per share                       $   .10      $   .06                   $    .27    $    .18
                                           =======      =======                   ========    ========

Pro forma data:
 Historical income before taxes            $ 8,717      $ 5,014                   $ 23,671    $ 15,089
 Provision for income taxes:
   Historical income taxes                   3,504        1,900                      9,466       5,878
   Pro forma increase to
     historical income taxes                     -          107                          -         215
                                           -------      -------                   --------    --------
 Pro forma net income                      $ 5,213      $ 3,007                   $ 14,205    $  8,996
                                           =======      =======                   ========    ========

 Pro forma net income per share            $   .10      $   .06                   $    .27       $.18
                                           =======      =======                   ========   ========

Weighted average number of common and
  common equivalent shares outstanding      54,130       50,810                     53,056     50,128
                                           =======      =======                   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                           Nine Months Ended September 30,
                                                          ---------------------------------
                                                                1996             1995
                                                          ----------------  ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                       $ 14,205         $  9,211
Amounts that reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization                                      3,001            2,686
 Tax benefit from exercise of stock options                         5,498            2,936
 Provision for deferred income taxes                                   10             (207)
 Gain on Sale of AdValue                                                -             (909)
 Increase in accounts receivable                                  (26,148)         (13,637)
 Increase in unbilled revenue on contracts                         (2,060)          (2,153)
 Increase in prepaid expenses and other current assets               (630)            (321)
 Increase in accounts payable                                       3,943            1,582
 Increase in accrued expenses                                       5,461            6,364
 Increase in deferred revenue                                       6,144              716
 Increase in income taxes payable                                   1,278              845
 Other, net                                                             5             (193)
                                                                 --------         --------
   Net cash provided by operating activities                       10,707            6,920
                                                                 --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                                (9,335)          (7,594)
Purchase of investments held to maturity                          (15,450)         (13,429)
Maturity of investments held to maturity                           11,746           15,201
Proceeds from Sale of AdValue                                           -              909
                                                                 --------         --------
   Net cash used in investing activities                          (13,039)          (4,913)
                                                                 --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net payments under credit arrangements                                  -             (916)
Obligations under capitalized leases                                 (106)            (102)
Proceeds from employee stock purchase plan                          2,071              579
Dividend distributions                                                (15)            (599)
Proceeds from exercise of stock options                             5,584            1,302
                                                                 --------         --------
   Net cash provided by financing activities                        7,534              264
                                                                 --------         --------

Effect of foreign exchange rate changes on cash                      (629)             128

Net increase in cash and cash equivalents                           4,573            2,399
Cash and cash equivalents at beginning of period                    7,451            4,006
                                                                 --------         --------
Cash and cash equivalents at end of period                       $ 12,024         $  6,405
                                                                 ========         ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

A. BASIS OF REPORTING
   ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of NatSoft S.A. ("NatSoft"), a Switzerland-based information technology consulting and software implementation firm. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued. Costs related to this acquisition of approximately $500,000, which consist primarily of accounting and legal fees, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996.

The accompanying supplemental consolidated financial statements of the Company include the accounts of all of the Company's wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.
Certain prior period amounts have been reclassified to conform with current period presentation. In the opinion of management, the consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results of operations, and cash flows as of the dates and for the periods presented. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these statements do not include all the disclosures normally required by generally accepted accounting principles for annual financial statements nor those normally made in the Company's Annual Report on Form 10-K. Accordingly, reference should be made to the Company's Annual Report on Form 10-K for additional disclosures, including a summary of the Company's accounting policies, which have not changed. The supplemental consolidated results of operations for the three and nine months ended September 30, 1996, are not necessarily indicative of results for the full year.

In June 1996, the Company completed a three-for-one stock split via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to the applicable share and per share data of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split (see note D).

B. POOLING OF INTERESTS
   --------------------

On October 15, 1996, the Company acquired all of the outstanding shares of capital stock of NatSoft. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. With approximately 105 employees at the time of acquisition, NatSoft establishes the Company's entry into the Swiss market and provides the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. This acquisition has been accounted for using the pooling of interests method of accounting. NatSoft currently operates as a wholly owned subsidiary of the Company.

The Company's previously issued historical consolidated financial statements have been prepared to give retroactive effect to the Company's 1995 acquisitions of The Systems Consulting Group, Inc. ("SCG") and Axiom Management Consulting, Inc. ("Axiom"), in accordance with pooling of interests requirements.

C.  REVOLVING CREDIT FACILITY
    -------------------------

On June 26, 1996, the Company amended its uncollateralized revolving credit facility (the "Facility") with Fleet National Bank, the successor to Fleet Bank of Massachusetts, N.A. ("Fleet Bank"). The Facility was amended, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. In addition, the Facility was also amended to permit the Company to elect an interest rate of either, Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility requires, among other things, the Company to maintain certain financial ratios. At September 30, 1996, and December 31, 1995, the Company was in compliance with these financial ratio requirements and no borrowings have been made under the Facility.

D.  STOCK SPLIT
    -----------

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to the applicable share and per share data of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

E.  NET INCOME PER SHARE
    --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each period to effect a stock split. Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of the period, of 2,168,292 shares of common stock and an option to purchase 105,702 shares of the Company's common stock in connection with the acquisition of SCG, the assumed issuance, at the beginning of the period, of 978,360 shares of common stock and options to purchase 29,538 shares of the Company's common stock in connection with the acquisition of Axiom, and the assumed issuance, at the beginning of the period, 271,714 shares of the Company's common stock in relation to the acquisition of NatSoft. Primary and fully diluted income per share are the same for each period presented.

F.  LEGAL PROCEEDINGS
    -----------------

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC is seeking, among other things, a refund of $1,772,212 of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit includes breach of contract and tort claims. The Company plans to vigorously defend itself against the suit and anticipates bringing counterclaims against RMHC.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The American Arbitration Association arbitration is currently pending in northern California. The claims arise from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand seeks damages in excess of $3.3 million plus punitive damages, costs and attorney's fees. The Company plans to vigorously defend itself in this arbitration.

G.  SUBSEQUENT EVENTS
    -----------------

As discussed in Note B, the Company acquired all of the outstanding shares of capital stock of NatSoft on October 15, 1996.

On October 31, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"). The acquisition will be accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of approximately 1,175,200 shares of the Company's common stock for all the outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, is an information technology consulting and software implementation firm which specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide at October 31, 1996. This acquisition will be accounted for using the pooling of interests method of accounting and is expected to be completed in early December 1996. Costs relating to the acquisition will approximate $700,000 and will be charged to operating expenses in the fourth quarter of 1996.

--------------------------------------------------------------------------------
No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor offer of any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to this date hereof.
                               ----------------

                               TABLE OF CONTENTS
                                                              Page
                                                              ----
Available Information                                           2
Incorporation of Certain Information by
   Reference                                                    3
The Company                                                     4
Recent Developments                                             5
Risk Factors                                                    5
Use of Proceeds                                                 8
Price Range of Common Stock                                     9
Dividend Policy                                                 9
Selling Stockholders                                           10
Plan of Distribution                                           11
Legal Matters                                                  11
Experts                                                        11
Index to Consolidated Financial
   Statements                                                 F-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                135,857 Shares





                        CAMBRIDGE TECHNOLOGY PARTNERS
                             (MASSACHUSETTS), INC.


                                 COMMON STOCK



                                --------------
                                  PROSPECTUS
                                --------------



                              _____________, 1996


--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

        SEC Registration Fee                                   $ 1,243
        Nasdaq Filing Fees                                      17,500
        Legal fees and expenses                                 20,000
        Accounting fees and expenses                            20,000
        Blue Sky fees and expenses (including legal fees)        2,000
                                                             -----------
             Total                                             $60,743

         The Company will bear all expenses shown above.

Item 15. Indemnification of Directors and Officers.

The Delaware General Corporation Law, the Company's certificate of incorporation and by-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's restated certificate of incorporation filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-56338) and the Company's by-laws filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-56338).

Item 16. Exhibits.

   5     Opinion of Testa, Hurwitz & Thibeault, LLP
  23.1   Consent of Coopers & Lybrand L.L.P., Independent Accountants
  23.2   Consent of STG - Coopers & Lybrand SA
  23.3   Consent of Testa, Hurwitz & Thibeault (included in Exhibit 5)
  24     Power of Attorney
------------------------

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on November 13, 1996.

                                       CAMBRIDGE TECHNOLOGY
                                        PARTNERS (MASSACHUSETTS),
                                        INC.


                                        By:  /s/ Arthur M. Toscanini
                                            ---------------------------
                                            Arthur M. Toscanini
                                            Executive Vice President of Finance


                       POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Cambridge Technology Partners (Massachusetts), Inc., hereby severally constitute and appoint James K. Sims and Arthur M. Toscanini, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally do all things in our names and on our behalf in such capacities to enable Cambridge Technology Partners (Massachusetts), Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title(s)                      Date
---------                    --------                      ----

/s/ James K. Sims            President, Chief Executive    November 13, 1996
---------------------------
James K. Sims                Officer and Director

/s/ Arthur M. Toscanini      Executive Vice President of   November 13, 1996
---------------------------
Arthur M. Toscanini          Finance, Chief Financial
                             Officer and Treasurer

/s/ Jean C. Tempel           Director                      November 13, 1996
---------------------------
Jean C. Tempel



Signature                    Title(s)                      Date
---------                    --------                      ----

/s/ Robert E. Keith, Jr.     Director                      November 13, 1996
---------------------------
Robert E. Keith, Jr.

/s/ Jack L. Messman          Director                      November 13, 1996
---------------------------
Jack L. Messman

/s/ John W. Poduska, Sr.     Director                      November 13, 1996
---------------------------
John W. Poduska, Sr.

/s/ James I. Cash, Jr.       Director                      November 13, 1996
---------------------------
James I. Cash, Jr.

/s/ James D. Robinson        Director                      November 13, 1996
---------------------------
James D. Robinson III

                                 EXHIBIT INDEX

Exhibit No.  Description of Exhibit
-----------  ----------------------
     5       Opinion of Testa, Hurwitz & Thibeault, LLP
    23.1     Consent of Coopers & Lybrand L.L.P., Independent Accountants
    23.2     Consent of STG - Coopers & Lybrand SA
    23.3     Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.)
    24       Power of Attorney
-------------------